Exhibit 99.1

Enthusiast Gaming to Announce Fourth Quarter and Year-End 2021 Results

LOS ANGELES, March 17, 2022 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ:EGLX; TSX:EGLX) will report financial results for its fourth quarter and year ended December 31, 2021, on Monday, March 28, 2022, after the market closes.

Management will host a conference call and webcast on March 28, 2022, at 5:00 p.m. ET to review and discuss the fourth quarter and year-end 2021 results.

Conference call dial-in details:

Toll Free: 1-855-327-6837

Toll/International: 1-631-891-4304

Conference ID: 10018468

If you are unable to join live, an archived recording of the webcast will be available on the Investor Relations page of the Enthusiast Gaming website, enthusiastgaming.com/investors.

About Enthusiast Gaming

Enthusiast Gaming is an integrated gaming entertainment company, building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars; Media, Talent, Esports and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience.

Contacts

Investor Relations:

Eric Bernofsky, Chief Corporate Officer, Enthusiast Gaming

investor@enthusiastgaming.com

Media Relations:

Derek Holota, Provident Communications

derek@providentcomms.com

343-422-5606

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accept responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding: the filing of financial results and the hosting of a related conference call and webcast.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; the timing and filing of the final base shelf prospectus and corresponding Registration Statement; the potential offering of any Securities by the Company; uncertainty with respect to the completion of any future offering; the ability to obtain applicable regulatory approvals for any contemplated offerings; the ability of the Company to negotiate and complete future funding transactions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.